SEWARD & KISSEL LLP

901 K Street, NW

Suite 800

Washington, DC 20001

Telephone: (202) 737-8833

Facsimile: (202) 737-5184

February 1, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	North Square Investments Trust (the “Registrant”)

Registration Statement on Form N-14

To the Commission:

On behalf of the Registrant, pursuant to the Securities Act of 1933, as amended (the "1933 Act"), electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of shares of beneficial interest in connection with the reorganization of Sphere 500 Climate Fund a series of Manager Directed Portfolios (File No. 811-21897), into Sphere 500 Climate Fund, a series of the Registrant.

It is anticipated that this Registration Statement will become effective on March 2, 2024, pursuant to Rule 488 under the 1933 Act.

Please contact Robert M. Kurucza at (202) 661-7195 with any comments or questions.

Sincerely,

/s/ Robert M. Kurucza

Robert M. Kurucza

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SK 06812 0002 10964924 v1